UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 14)*

Andeavor Logistics LP

(Name of Issuer)

Common Units

(Title of Class of Securities)

03350F106

(CUSIP Number)

Kim K. W. Rucker

Executive Vice President, General Counsel and Secretary

19100 Ridgewood Parkway

San Antonio, Texas 78259

(210) 626-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 6, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No: 03350F106

1	Names of reporting persons. Andeavor I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). 95-0862768
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 156,173,128[1]
	9	Sole dispositive power 0
	10	Shared dispositive power 156,173,128[1]
11	Aggregate amount beneficially owned by each reporting person 156,173,128
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 63.6%[2]
14	Type of reporting person CO

1.	The Reporting Person may also be deemed to be the indirect beneficial owner of the noneconomic general partner interest in Andeavor Logistics LP (the “Issuer”).
2.

Based upon approximately 245,472,743 Common Units representing limited partner interests (“Common Units”) of the Issuer issued and outstanding as of August 6, 2018, with such figure provided to the Reporting Persons by the Issuer.

CUSIP No: 03350F106

1	Names of reporting persons. Tesoro Refining & Marketing Company LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). 76-0489496
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person OO

CUSIP No: 03350F106

1	Names of reporting persons. Tesoro Alaska Company LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). 74-1646130
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person OO

CUSIP No: 03350F106

1	Names of reporting persons. Tesoro Logistics GP, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). 27-4151395
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 88,624,852[1]
	9	Sole dispositive power 0
	10	Shared dispositive power 88,624,852[1]
11	Aggregate amount beneficially owned by each reporting person 88,624,852[1]
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 36.1%[2]
14	Type of reporting person OO

1.	The Reporting Person, sole general partner of the Issuer, also owns the noneconomic general partner interest in the Issuer.
2.	Based upon approximately 245,472,743 Common Units of the Issuer issued and outstanding as of August 6, 2018, with such figure provided to the Reporting Persons by the Issuer.

CUSIP No: 03350F106

1	Names of reporting persons. Western Refining, Inc. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). 20-3472415
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 156,173,128[1]
	9	Sole dispositive power 0
	10	Shared dispositive power 156,173,128[1]
11	Aggregate amount beneficially owned by each reporting person 156,173,128
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 63.6%[2]
14	Type of reporting person CO

1.	The Reporting Person may also be deemed to be the indirect beneficial owner of the noneconomic general partner interest in the Issuer.
2.	Based upon approximately 245,472,743 Common Units of the Issuer issued and outstanding as of August 6, 2018, with such figure provided to the Reporting Persons by the Issuer.

CUSIP No: 03350F106

1	Names of reporting persons. Giant Industries, Inc. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). 86-0642718
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 156,173,128[1]
	9	Sole dispositive power 0
	10	Shared dispositive power 156,173,128[1]
11	Aggregate amount beneficially owned by each reporting person 156,173,128
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 63.6%[2]
14	Type of reporting person CO

1.	The Reporting Person may also be deemed to be the indirect beneficial owner of the noneconomic general partner interest in the Issuer.
2.	Based upon approximately 245,472,743 Common Units of the Issuer issued and outstanding as of August 6, 2018 with such figure provided to the Reporting Persons by the Issuer.

CUSIP No: 03350F106

1	Names of reporting persons. Western Refining Southwest, Inc. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). 86-0218157
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Arizona
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 156,173,128[1]
	9	Sole dispositive power 0
	10	Shared dispositive power 156,173,128[1]
11	Aggregate amount beneficially owned by each reporting person 156,173,128
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 63.6%[2]
14	Type of reporting person CO

1.	The Reporting Person may also be deemed to be the indirect beneficial owner of the noneconomic general partner interest in the Issuer.
2.	Based upon approximately 245,472,743 Common Units of the Issuer issued and outstanding as of August 6, 2018, with such figure provided to the Reporting Persons by the Issuer.

Explanatory Note: This Amendment No. 14 (this “Amendment”) amends and supplements the statement on Schedule 13D filed by Andeavor (“Andeavor”), Tesoro Refining & Marketing Company LLC (“TRMC”), Tesoro Alaska Company LLC (“Tesoro Alaska”) and Tesoro Logistics GP, LLC (the “General Partner”) on September 24, 2012, as amended on June 3, 2013, December 9, 2013, May 20, 2014, October 24, 2014, November 13, 2015, July 8, 2016, September 22, 2016, April 17, 2017, July 20, 2017, August 9, 2017, August 14, 2017, November 1, 2017 and November 8, 2017 (the “Initial Statement”). The Initial Statement shall not be modified except as specifically provided herein.

Item 2.	Identity and Background

Item 2 of the Initial Statement is hereby amended and supplemented as follows:

On August 6, 2018, prior to the transaction described in Item 3 below, as part of an internal reorganization of Andeavor and certain of its direct and indirect wholly owned subsidiaries, Western Acquisition Holdings, LLC (“WAH”), a Delaware corporation, was merged with and into Giant Industries, Inc., a Delaware Corporation, with Giant Industries, Inc. surviving the merger. As a result, WAH is no longer a party to this filing.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Initial Statement is hereby amended and supplemented as follows:

On August 6, 2018, pursuant to the Contribution, Conveyance and Assumption Agreement among Andeavor, the Issuer, Tesoro Logistics Operations LLC, Tesoro Logistics Pipelines LLC, Western Refining Terminals, LLC, Western Refining Pipeline, LLC, Tesoro High Plains Pipeline Company LLC, Western Refining Logistics LP (“WRLP”), Tesoro SoCal Pipeline Company LLC (“TSPC”), WNRL Energy, LLC, TRMC, Western Refining Southwest, Inc. (“WRS”), Tesoro Great Plains Gathering & Marketing LLC, and Tesoro Great Plains Midstream LLC (which is filed as Exhibit 1 hereto and is incorporated herein by reference), WRS contributed certain assets to the Issuer in exchange for $1.55 billion, comprised of (i) $300 million in cash and (ii) 28,283,742 newly issued Common Units with a fair value of $1.25 billion.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Initial Statement is hereby amended and supplemented as follows:

Andeavor

(a) Amount beneficially owned: 156,173,128 Common Units

Percentage: 63.6%

(b) Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 156,173,128 Common Units

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 156,173,128 Common Units

Tesoro Refining & Marketing Company LLC

(a) Amount beneficially owned: 0 Common Units

Percentage: 0%

(b) Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 0

Tesoro Alaska Company LLC

(a) Amount beneficially owned: 0 Common Units

Percentage: 0%

(b) Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 0

Tesoro Logistics GP, LLC

(a) Amount beneficially owned: 88,624,852 Common Units

Percentage: 36.1%

(b) Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 88,624,852 Common Units

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 88,624,852 Common Units

Western Refining, Inc.

(a) Amount beneficially owned: 156,173,128 Common Units

Percentage: 63.6%

(b) Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 156,173,128 Common Units

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 156,173,128 Common Units

Giant Industries, Inc.

(a) Amount beneficially owned: 156,173,128 Common Units

Percentage: 63.6%

(b) Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 156,173,128 Common Units

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 156,173,128 Common Units

Western Refining Southwest, Inc.

(a) Amount beneficially owned: 156,173,128 Common Units

Percentage: 63.6%

(b) Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 156,173,128 Common Units

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 156,173,128 Common Units

(c) The response to Item 2 is incorporated herein by reference. The response in Item 3 is incorporated herein by reference. As part of the internal reorganization among Andeavor and several of its direct and indirect wholly owned subsidiaries, including those referred to in Item 2, Andeavor, TRMC, and Tesoro Alaska, contributed or distributed all of the Common Units in the Issuer directly held by them to WRS and no longer own any Common Units. Additionally, Andeavor contributed its interests in the General Partner of the Issuer, its interests in TRMC, and its interests in Tesoro Alaska, to WRS. As a result, WRS now owns, directly and indirectly through its subsidiaries, 100% of the membership interests in the General Partner.

(d) The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective Common Units reported by such persons on the cover pages of this Schedule 13D and in this Item 5. Except for the foregoing, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Persons.

(e) As a result of the transactions described herein, on August 6, 2018 TRMC, Tesoro Alaska and WAH ceased to be the beneficial owners of more than five percent of the Common Units. The filing of this Amendment No. 14 of the Initial Statement constitutes an exit filing for TRMC, Tesoro Alaska, and WAH.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Initial Statement is supplemented as follows:

Effective August 6, 2018, the General Partner, WRS, TRMC and Tesoro Alaska entered into the Third Amended and Restated Limited Liability Company Agreement of Tesoro Logistics GP, LLC (the “Limited Liability Company Agreement”) to reflect the transfer of Andeavor’s direct and indirect membership interests in the General Partner to WRS.

All references to, and descriptions of, the Limited Liability Company Agreement as set forth in this Item 6 are qualified in their entirety by reference to the Third Amended and Restated Limited Liability Company Agreement filed as Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed on August 7, 2018.

Item 7.	Material to be Filed as Exhibits

Exhibit	Description

1.	Contribution, Conveyance and Assumption Agreement, dated as of August 6, 2018, by and among Andeavor Logistics LP, Tesoro Logistics Operations LLC, Tesoro Logistics Pipelines LLC, Western Refining Terminals, LLC, Western Refining Pipeline, LLC, Tesoro High Plains Pipeline Company LLC, Western Refining Logistics LP, Tesoro SoCal Pipeline Company LLC, WNRL Energy, LLC, Andeavor, Tesoro Refining & Marketing Company LLC, Western Refining Southwest, Inc., Tesoro Great Plains Gathering & Marketing LLC and Tesoro Great Plains Midstream LLC (incorporated herein by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on August 7, 2018)

2.	Third Amended and Restated Limited Liability Company Agreement of Tesoro Logistics GP, LLC, dated as of August 6, 2018, by and among Tesoro Logistics GP, LLC, Western Refining Southwest, Inc., Tesoro Refining & Marketing Company LLC and Tesoro Alaska Company LLC (incorporated herein by referenced to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed on August 7, 2018)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 10, 2018

ANDEAVOR

By:	/s/ Blane W. Peery
Blane W. Peery
Vice President and Controller

TESORO REFINING & MARKETING COMPANY LLC

By:	/s/ Blane W. Peery
Blane W. Peery
Vice President and Controller

TESORO ALASKA COMPANY LLC

By:	/s/ Blane W. Peery
Blane W. Peery
Vice President and Controller

TESORO LOGISTICS GP, LLC

By:	/s/ Blane W. Peery
Blane W. Peery
Vice President and Controller

WESTERN REFINING, INC.

By:	/s/ Blane W. Peery
Blane W. Peery
Vice President and Controller

GIANT INDUSTRIES, INC.

By:	/s/ Blane W. Peery
Blane W. Peery
Vice President and Controller

WESTERN REFINING SOUTHWEST, INC.

By:	/s/ Blane W. Peery
Blane W. Peery
Vice President and Controller